EXHIBIT 99.3

THE REAL BROKERAGE INC.

Symbol: REAX | Building your future, **together**

Building Your Future, Together

The Real Brokerage Inc. (the “Company” or “Real”) is a technology-powered real estate brokerage, using its innovative approach to change the way people buy and sell homes. Real’s model focuses on creating value and financial opportunity for agents, enabling them to deliver a better experience to their clients.

Real creates financial opportunities for agents in four key ways:

1. Keep more commission

Our unique compensation structure favors the agent, allowing them to keep 85%-100% of commissions.

2. 100% mobile brokerage services

We are 100% mobile – so agents have what they need to close the deal at their fingertips and aren't paying for unused office space.

3. Build equity

Agents can earn equity through Real's incentive program that allows them to share in the wealth as they help to build a more valuable company.

4. Earn more with revenue sharing

Agents can earn a share of revenue generated by agents referred to Real. Each referral earns an agent 5% of Real's portion of an agents' gross commission income up to an annual cap.

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2022 Highlights

Real was founded in 2014 and is headquartered in Toronto and New York City. We provide brokerage services for the real estate market in the United States and Canada. On December 31, 2022, we were licensed in 45 states and the District of Columbia in the United States and Alberta, British Columbia, and Ontario in Canada. Real’s fast-growing network of agents allows for strong relationship building, access to a nationwide referral network and seamless expansion opportunities.

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THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

MANGAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

INTRODUCTION

This Management’s Discussion and Analysis (the “MD&A”) is provided to enable a reader to assess the results of operations and financial condition of The Real Brokerage Inc. (“Real” or the “Company”) for the years ended December 31, 2022 and 2021. This MD&A is dated March 16, 2023 and should be read in conjunction with audited consolidated financial statements and related notes for the years ended December 31, 2022 and 2021 (the “Financial Statements”). Unless the context indicates otherwise, references to “Real”, “the Company”, “we”, “us” and “our” in this MD&A refer to The Real Brokerage Inc. and its subsidiaries. All dollar amounts are in U.S. dollars unless otherwise stated.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Certain information included in this MD&A contains forward-looking information within the meaning of applicable Canadian securities laws. This information includes, but is not limited to, statements made in “Business Overview and Strategy”, “Results from Operations”, and other statements concerning Real’s objectives, its strategies to achieve those objectives, as well as statements with respect to management’s beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance, or expectations that are not historical facts. Forward-looking information generally can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “would”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plan”, “continue”, or similar expressions suggesting future outcomes or events or the negative thereof. Such forward-looking information reflects management’s current beliefs and is based on information currently available. All forward-looking information in this MD&A is qualified by the following cautionary statements.

Forward looking information necessarily involves known and unknown risks and uncertainties, which may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections, or conclusions will not prove to be accurate, assumptions may not be correct and objectives, strategic goals and priorities may not be achieved. A variety of factors, many of which are beyond Real’s control, affect the operations, performance and results of the Company and its subsidiaries, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results.

Although Real believes that the expectations reflected in such forward-looking information are reasonable and represent the Company’s projections, expectations and beliefs at this time, such information involves known and unknown risks and uncertainties which may cause the Company’s actual performance and results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking information. See “Risks and Uncertainties” for further information. The reader is cautioned to consider these factors, uncertainties, and potential events carefully and not to put undue reliance on forward-looking information, as there can be no assurance that actual results will be consistent with such forward-looking information.

The forward-looking information included in this MD&A is made as of the date of this MD&A and should not be relied upon as representing Real’s views as of any date subsequent to the date of this MD&A. Management undertakes no obligation, except as required by applicable law, to publicly update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

MARKET CONDITIONS AND INDUSTRY TRENDS

Our quarterly results are dependent on the economic conditions of the markets in which we operate. The Company’s revenue and income can experience considerable variations from quarter to quarter and year to year due to factors beyond the Company’s control. The business is affected by the overall conditions of the real estate market, which is, among other factors, influenced by general economic conditions, interest rates, unemployment, inventory, and mortgage rate volatility. The Company’s revenue from a real estate transaction is recorded only when funds are placed in escrow ahead of the closing of a transaction. Consequently, the timing of revenue recognition can materially affect quarterly results.

Other events and conditions that may have an impact on our business include, but are not limited to, rising inflation, the ongoing conflict in Ukraine, volatility in the U.S. equity markets, and the lingering impacts of the COVID-19 pandemic. Collectively, these factors may contribute to slowed consumer demand, which can impact home affordability and negatively impact home price appreciation. The slowdown in the U.S. residential real estate market in the second half of 2022 had a negative impact on our business and financial results. While we continue to assess the effects of the slowdown on our business and financial results, the ultimate impact will depend on future developments, which are highly uncertain and difficult to predict, as well as the actions that we have taken, or will take, to minimize any current and future impact.

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THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Our business could be negatively impacted by higher mortgage rates or further increases in mortgage rates. As mortgage rates rise, the number of home sale transactions tend to decrease as potential home sellers choose to stay with their lower mortgage rate rather than sell their home and pay a higher mortgage rate with the purchase of another home. Similarly, in higher interest rate environments, potential home buyers may choose to rent rather than pay higher mortgage rates. Changes in the interest rate environment and mortgage market are beyond our control and are difficult to predict and, as such, could have a material adverse effect on our business and profitability.

In 2022, macroeconomic conditions in North America contributed to a slowdown in the residential real estate market, impacting our business and financial results. In particular, as a result of a persistently high inflation rate in the U.S., the Federal Reserve Board increased the federal funds rate by an aggregate of 425 basis points in 2022. In connection with the increase in the federal funds rates, mortgage rates also increased sharply, with average 30-year rates ending the year at 6.4% from 3.1% at the end of 2022, according to Freddie Mac data.

As a result of higher mortgage rates, total existing-home sale volume in the U.S., which consists of completed transactions that include single-family homes, townhomes, condominiums and co-ops, contracted 17.8% to 5.0 million units in 2022 compared to 2021, according to data reported by the National Association of Realtors. With the exception of January 2022, on a seasonally-adjusted basis volume declined in each month of 2022. Likewise, according to the Canadian Real Estate Association, Canadian national home sale volume fell 25.2% in 2022, the largest annual drop since at least 2001.

Beginning in 2020 during the COVID-19 pandemic and continuing through the first half of 2022, housing prices soared as demand increased while supply remained historically low. A decline in sale prices began to occur in the third quarter of 2022 following the decline in housing demand spurred by higher mortgage rates, with the median U.S. existing home price peaking at $413,800 in June 2022 and declining to $366,500 as of December 2022. However, average home prices remain well above levels experienced prior to the pandemic, and home price appreciation was still slightly positive on a year-over-year basis. Meanwhile, Canadian home sales prices ended the year up 2.4% compared with the prior year.

Despite the sharply lower transaction volumes in the market, the overall impact on the Company has been partially offset by the significant growth demonstrated in the number of agents transacting on our platform.

BUSINESS OVERVIEW AND STRATEGY

Real is a growing technology-powered real estate brokerage in the United States and Canada. We focus on developing technology to enhance real estate agent performance while building a scalable, efficient brokerage operation that is not dependent on a cost-heavy brick and mortar presence in the markets in which we operate.

As a licensed real estate brokerage, our revenue is generated primarily by processing real estate transactions which entitle us to commissions. We pay a portion of our commission revenue to our agents and brokers. Our strength is our ability to offer real estate agents a higher value, through a proprietary technology stack which are a set of technologies, software and tools that are used in the development and deployment of digital products , at a lower cost, compared to other brokerages, while operating efficiently and scaling quickly with increased brokerage oversight.

Real has also identified a major opportunity in creating a seamless end-to-end home buying experience for consumers. We believe that the traditional home buying process is outdated, inefficient and unnecessarily complex for consumers. It is unclear to consumers where they are in the process, which requires interactions with multiple parties (lender, insurance, etc.) over multiple channels, and there is no certainty that the transaction will close according to the desired timeline. We also believe that trust is highly important in real estate transactions, as consumers are making the biggest financial decision of their lives, and our goal is to keep trusted in-person agents at the center of the transaction while layering on a direct-to-consumer, technology-enhanced experience.

A core component of our consumer strategy going forward will be adding the “building blocks” of ancillary services to develop a one-stop shop customer-facing portal. To this end, Real acquired a title company in January 2022 which has rebranded to Real Title. In addition, Real acquired LemonBrew Lending, a tech-enabled home loan platform in December 2022. Real is focused on building, buying, or partnering to deliver additional ancillary services within the medium-term as part of this holistic one-stop shop strategy. We are in development to deliver an end-to-end solution which will take the customer from pre-approval to title purchase to closing on the transaction. By pairing our best-in-class technology with the trusted guidance of an agent we seek to enhance the predictability, organization, and transparency for home buyers, resulting in a more seamless and customer-friendly transaction process.

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THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Real believes it can revolutionize the way home buying is done, making it simpler and easier for consumers by making the experience more relaxed, efficient and enjoyable. Embarking on this transformative mission will deliver value to shareholders by better monetizing ancillary services with historically high margins while seeking to create a technology-enhanced game-changing experience for consumers.

Growth in Market Share

Our non-brick and mortar-based model is becoming increasingly desirable, enabling agents to work from anywhere by leveraging our best-in-class technology, without being tied to a costly physical office. Following our public listing on the TSX Venture Exchange (the “TSXV”) and subsequent graduation to the TSX, as well as the launch of our Agent Equity Program, we entered a period of growth, driven by an increase in the number of agents joining us on a monthly basis. This trend is reflected in our results, with agents on our platform growing 113% year over year in 2022. We expect to continue to capture market share in 2023.

Focus on Technology

The real estate industry is generally considered to be very slow at adopting technology and as such, real estate transactions remain notoriously difficult to manage. We see an opportunity to produce agent focused software products that will create differentiation between Real and other brokerages. We also believe that margin expansion is closely tied to the improvement of internal operational efficiency through automation and the ability to scale rapidly.

We see a tremendous potential in improving the home buying and selling experience for consumers using technology, while keeping real estate agents in the center of the transaction. This approach will enable consumers to experience a faster, smoother, and more enjoyable digital based journey, while still benefiting from the guidance of a human real estate expert throughout this exciting and highly emotional transaction. We are currently allocating resources towards the developmental steps that will enable us to capitalize on this opportunity.

Recent developments

Normal Course Issuer Bid

On May 17, 2021, the TSXV accepted the Company’s Notice of Intention to implement a normal course issuer bid (“NCIB”). Pursuant to the NCIB, during the 12-month period commencing May 20, 2021 and ending May 20, 2022, the Company could purchase up to 7.2 million common shares of the Company (“Common Shares”), representing approximately 5% of the total 143.4 million Common Shares issued and outstanding as of April 30, 2021.

On May 19, 2022, the Company announced that it renewed the NCIB to be transacted through the facilities of the NASDAQ and other stock exchanges and/or alternative trading systems in the United States and/or Canada (other than the TSXV), if eligible. Pursuant to the NCIB, Real could purchase up to 8.9 million Common Shares, representing approximately 5% of the total 178.3 million Common Shares issued and outstanding as of May 19, 2022.

The Company appointed CWB Trust Services (the “Trustee”) as the trustee for the purposes of arranging for the acquisition of Common Shares and to hold the Common Shares in trust for the purposes of satisfying restricted share unit (“RSU”) obligations and to perform other administration matters related to the NCIB. Through the Trustee, RBC Capital Markets was engaged to undertake purchases under the NCIB. RBC Capital Markets is required to comply with the TSXV and NASDAQ NCIB rules in respect of the purchases of Common Shares as the Trustee is considered to be a non-independent trustee by the TSXV for the purposes of the NCIB rules.

The Common Shares acquired are held by the Trustee until the same are sold in the market with the proceeds to be transferred to designated participants or until the Common Shares are delivered to designated participants, in each case under the terms of the Company’s equity incentive plans to satisfy the Company’s obligations in respect of redemptions of vested RSUs held by such designated participants.

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THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

As of December 31, 2022, the Company had repurchased 8.6 million Common Shares for $20.7 million pursuant to the NCIB. A total of 2 million Common Shares have been released from the trust to satisfy the Company’s obligations in respect of redemptions of vested RSU held by designated participants.

On July 26, 2022, the Common Shares commenced trading on the Toronto Stock Exchange (the “TSX”) under the symbol “REAX”. Concurrent to the graduation to the TSX, the Common Shares were voluntarily delisted from the TSXV. Trading of the Common Shares will continue on the NASDAQ under the same symbol, “REAX”.

Scott Benson Acquisition

On December 3, 2021, the Company completed the acquisition of the common shares of Scott Benson Real Estate Inc in Ontario, Canada. The transaction was settled in nominal cash consideration for an aggregate purchase price of one Canadian dollar. We have completed the valuation of the acquired assets and assumed liabilities and have assigned $23 thousand as the fair value of the Company’s brokerage license.

Expetitle Acquisition

On January 20, 2022, the Company completed the acquisition of 100% of the issued and outstanding equity interests of Expetitle, Inc. (“Expetitle”) pursuant to a stock purchase agreement (the “Expetitle Transaction”). The aggregate purchase price for 100% of the issued and outstanding equity interests of Expetitle was for aggregate cash consideration $8.2 million with $7.4 million payable in cash at the closing of the Expetitle Transaction and $600,000 in cash subject to escrow, that would be released after twelve (12) months upon the satisfaction or waiver of the following terms and conditions: (i) the key employees remain at their current position with the Company for at least twelve (12) months after the closing of the Expetitle Transaction and (ii) Expetitle will become licensed to operate in at least fifteen states, including the current states of operation, Florida, Georgia, and Texas.. As of the reporting date, the contingent terms were met and the $600,000 that was in escrow was released on January 23, 2023. In connection with the Expetitle Transaction, Real also granted an aggregate of 700,000 incentive stock options (“Options”) and an aggregate of 1.1 million RSUs to members of the Expetitle team. The Options will vest quarterly over 3 years and are exercisable for a period of 3 years at $3.60 per share. The RSUs will vest quarterly over 3 years. Subsequent to the completion of the Expetitle Transaction, Expetitle Inc. was renamed The Real Title Inc.

Redline Acquisition

On November 3, 2022, the Company acquired, through a wholly owned subsidiary, all of the issued and outstanding common shares of Redline Real Estate Group (BC) Inc. (“Redline BC”) pursuant to a share purchase agreement between the Company, Redline BC and Redline Realty Investments Inc. (“Redline Realty”). The acquisition, which includes Redline’s real estate license to operate in British Columbia, fuels the Company’s expansion into Canada’s third largest province.

LemonBrew Acquisition

On December 9, 2022, the Company completed the acquisition of LemonBrew Lending Corp. (“LemonBrew Lending”), a tech-enabled home loan platform, pursuant to the terms of a share purchase agreement dated September 23, 2022 between the Company, LemonBrew Lending and LemonBrew Technologies Corp. (LemonBrew Technologies”). The Company acquired 100% of the issued and outstanding equity interests of LemonBrew Lending from the Seller for an aggregate purchase price of $1,250,000 (the “LemonBrew Transaction”). The purchase price was satisfied by (i) cash in the amount of $800,000 and (ii) the issuance of 351,837 Common Shares (the “Consideration Shares”) at a deemed issued price of $1.279 per share. The issued price of the Consideration Shares was equal to the product of $450,000 divided by the 5-day volume weighted average trading price of Real’s Common Shares on the NASDAQ immediately prior to the closing of the LemonBrew Transaction.

In connection with the closing of the LemonBrew Transaction, the Company entered into certain agreements with management and key employees of Lemonbrew Lending (the “LemonBrew Key Employee Agreements”). The LewmonBrew Key Employment Agreements provide for certain performance-based milestone payments of $2,500,000 payable over 36 months following closing of the LemonBrew Transaction, of which $2,000,000 will be payable in cash and $500,000 will be payable in RSUs.

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THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Business Model

Revenue share model

We offer agents the opportunity to earn revenue-share, paid out of Real’s portion of commissions, for new, productive agents that they personally refer and add to the Real platform. The program, which launched in November 2019, is having a major impact on our agent count and revenue growth.

We are witnessing momentum in several markets, attributed to the enthusiasm generated locally by influential agents who continue to join Real and attract their colleagues to Real.

Agent’s experience

We focus on creating an unparalleled agent experience through development of a unique and comprehensive mobile platform. At its core, our technology is an operating system that allows agents to build their business more rapidly, and assist them with their marketing, productivity, support, education, transaction management and more.

As part of those efforts, on August 8, 2021, we launched a new and improved agent mobile application leveraging Real’s proprietary technology platform called reZEN that delivers our agents better visibility into their business, transactions, and financials. On October 20, 2022 reZEN was further enhanced and launched to all U.S. and Canada-based agents as we continue to develop new features for the benefit of our agents.

This software is the backbone of our transaction processing efficiency and is a key to unlocking operating leverage as we continue to scale. With this update, agents no longer need a third-party system for inputting new transactions, which gives us greater control over the transaction experience, increases our brokerage oversight, allows us to better integrate our own technology as we develop our full consumer app, and drives productivity and efficiency for agents. Further, by offering an open application programming interface, Real is giving agents the flexibility to integrate technology partners of their choosing and maintain more control over their data.

Focus on teams

Real estate teams have a unique structure and are typically formed by a high producing agent who attracts other agents to work with them and enjoy the lead and mentoring provided by the team leader. To attract teams, we enhanced our team offering to include the full benefits of revenue sharing and the equity program. These incentive programs allow agents and brokers a financial mechanism to build teams across geographical boundaries in any of the markets that we serve. Agents and brokers can build teams without incurring significant additional expense, oversight responsibility or liability, while at the same time preserving and enhancing their own personal brands. The growth in brokerage teams joining Real is having a positive impact, as reflected in this year’s revenue growth.

Consumer vision

Our focus for the future is based on our belief that the home buying experience is broken. It is an outdated process riddled with problems in need of enhanced technology to bring it into the 21st century. In particular, the current status quo results in an experience that is too often:

●	Unpredictable: From a buyer’s perspective, unforeseen issues surprisingly arise based on lack of awareness of potential outcomes.
●	Chaotic: Requires interactions with multiple parties (lender, insurance, etc.) with communication through multiple channels, and;
●	Nontransparent: There is often no clear understanding in a seemingly complex and unintuitive process.

We are building a one-stop-shop platform to provide home buyers and sellers with more predictability, organization and transparency. We believe that building a technology enhanced simplified and consumer platform combined with the help of a Real agent is the industry solution of the future.

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THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

OBJECTIVES

Real seeks to revolutionize the residential real estate industry by pairing best-in-class technology with the trusted guidance of a real estate agent. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for home buyers and sellers. Using our proprietary technology, we look to provide agents with all the tools they need to successfully manage and market their business. Real plans to accomplish this through: (i) proprietary integration of technology and tools focused on facilitating and improving tasks performed by agents; (ii) the offering of attractive business terms to agents and creation of multiple potential revenue streams for agents; (iii) providing excellent support and service to our agents; (iv) the creation of a nationwide collaborative community of agents, and; (v) offering wealth building opportunities through equity grants.

Leveraging the engagement of real estate agents and home buyers and sellers, Real will seek to implement its holistic consumer vision, which will generate revenue through a variety of different channels.

PRESENTATION OF FINANCIAL INFORMATION AND NON-IFRS MEASURES

Presentation of financial information

Unless otherwise specified herein, financial results, including historical comparatives, contained in this MD&A are based on the Financial Statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the interpretations of the IFRS Interpretations Committee.

Non-GAAP measures

In addition to the reported IFRS measures, industry practice is to evaluate entities giving consideration to certain non-GAAP performance measures, such as earnings before interest, taxes, depreciation and amortization (“EBITDA”) or adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”).

Management believes that these measures are helpful to investors because they are measures that the Company uses to measure performance relative to other entities. In addition to IFRS results, these measures are also used internally to measure the operating performance of the Company.

These measures are not in accordance with GAAP and have no standardized definitions, and as such, our computations of these non-GAAP measures may not be comparable to measures by other reporting issuers. In addition, Real’s method of calculating non-GAAP measures may differ from other reporting issuers, and accordingly, may not be comparable.

Earnings before Interest, Taxes, Depreciation and Amortization

EBITDA is used as an alternative to net income because it excludes major non-cash items such as interest, taxes, and amortization, which management considers non-operating in nature. It provides useful information about our core profit trends by eliminating our taxes, amortization, and interest which provides a more accurate comparison between our competitors. A reconciliation of EBITDA to IFRS net income is presented under the section “Results from Operations” of this MD&A.

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization

Management believes that Adjusted EBITDA provides useful information about our financial performance and allows for greater transparency with respect to a key metric used by the Company for financial and operational decision-making. We believe that Adjusted EBITDA helps identify underlying trends in our business that otherwise could be masked by the effect of the expenses that we exclude in Adjusted EBITDA. In particular, we believe the exclusion of stock and stock option expenses provides a useful supplemental measure in evaluating the performance of our operations and provides additional transparency into our results of operations.

Adjusted EBITDA is used as an addition to net income (loss) and comprehensive income (loss) because it excludes major non-cash items such as amortization, interest, stock-based compensation, current and deferred income tax expenses and other items management considers non-operating in nature.

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THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

A reconciliation of Adjusted EBITDA to IFRS net income is presented under the section “Results from Operations” of this MD&A.

RESULTS FROM OPERATIONS

Select annual information (in thousands)

	For the Year Ended
	December 31, 2022	December 31, 2021
Operating Results
Total Revenues	381,756	121,681
Loss from Continuing Operations	(20,335)	(11,679)
Total Comprehensive Loss Attributable to Owners of the Parent	(20,699)	(12,026)

Per Share Basis
Basic and diluted loss per share (ii)	(0.12)	(0.07)

EBITDA (i) (iii)	(18,550)	(10,804)
Adjusted EBITDA (i) (iii)	(8,905)	(5,124)

(i)	Represents a non-GAAP measure. Real’s method for calculating non-GAAP measures may differ from other reporting issuers’ methods and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-GAAP measures, refer to the non-GAAP measures section.
(ii)	Basic and diluted loss per share are calculated based on weighted average of Common Shares outstanding during the period.
(iii)	EBITDA and Adjusted EBITDA are calculated on a trailing twelve-month basis. Refer to non-GAAP measures section of this MD&A for further details.

Earnings before interest, taxes, depreciation, and amortization (in thousands)

	For the Year Ended
	December 31, 2022	December 31, 2021
Net Loss and Comprehensive Loss	(20,699)	(12,026)
Add/(Deduct):
Finance Expenses, net	1,167	662
Net Income Attributable to Noncontrolling Interest	242	-
Cumulative (Gain)/Loss on Investments in Debt Instruments Classified as at FVTOCI Reclassified to Profit or Loss	407	352
Foreign Currency Translation Adjustment	-	(5)
Depreciation	333	213
EBITDA	(18,550)	(10,804)

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THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Adjusted earnings before interest, taxes, depreciation, and amortization (in thousands)

	For the Year Ended
	December 31, 2022	December 31, 2021
Net Loss and Comprehensive Loss	(20,699)	(12,026)
Add/(Deduct):
Finance Expenses, net	1,167	662
Net Income Attributable to Noncontrolling Interest	242	-
Cumulative (Gain)/Loss on Investments in Debt Instruments Classified as at FVTOCI Reclassified to Profit or Loss	407	352
Foreign Currency Translation Adjustment	-	(5)
Depreciation	333	213
Stock-Based Compensation	8,510	5,207
Listing Expenses	151	356
Restructuring Expense	222	117
Other Professional Expenses	762	-
Adjusted EBITDA	(8,905)	(5,124)

For the year ended December 31, 2022, total revenues amounted to $381.8 million compared to $121.7 million for the year ended December 31, 2021, thus demonstrating the effects of the Company’s growth. The Company generates substantially all its revenue from commissions from the sale of real estate properties. Other sources of revenue include fee income from the brokerage-platform and other revenues relating to auxiliary services. The increase in revenues is attributable to an increase in productive agents on our platform, as well as expanding the number of states and provinces in which we operate. We are continually investing in our platform to provide agents with the tools they need to maximize their productivity, which we anticipate will further translate into a larger transaction volume closed by our agents. As we further widen our footprint within the United States and Canada, we expect this momentum to progress.

For the year ended December 31, 2022, total cost of sales amounted to $349.8 million compared to $110.6 million for the year ended December 31, 2021. Cost of sales represents real estate commission paid to Real agents, and in Canada this also includes commissions paid to outside brokerages, as part of the Canadian regulatory process, title fees, and mortgage expenses.

Adjusted EBITDA excludes stock-based compensation expense related to our agent incentive program, stock options, and RSU expense for full time employees and management personnel. Stock-based compensation expense is affected by awards granted and/or awards forfeited throughout the year as well as increases in fair value and is more fully disclosed in Note 13 of the Financial Statements, Share-based payment arrangements, of the Financial Statements.

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THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

A further breakdown in revenues (in thousands) generated during the year is included below:

	For the Year Ended
	December 31, 2022	December 31, 2021	YoY Change
Major Service Lines
Commissions	376,254	120,957	211%
Title	1,869	-	-%
Mortgage Income	19	-	-%
Fee Income	2,378	711	234%
Other	1,236	13	9,408%
Total Revenue	381,756	121,681	214%

Timing of Revenue Recognition
Products and Services Transferred at a Point in Time	381,756	121,681	214%
Revenue from Customers with Contracts	381,756	121,681	214%

A further breakdown in expenses (in thousands) during the year is included below:

	For the Year Ended
	December 31, 2022	December 31, 2021	YoY Change
Commissions and other agent-related costs	349,806	110,587	216%

Operating Expenses
General and Administration Expense	24,155	10,573	128%
Salaries and Benefits	11,733	3,748	213%
Stock-Based Compensation (G&A)	2,778	1,333	108%
Administrative Expenses	1,803	1,006	79%
Professional Fees	5,893	3,425	72%
Depreciation	333	213	56%
Other General and Administrative Expenses	1,615	848	90%
Marketing Expenses	22,674	7,808	190%
Salaries and Benefits	478	327	46%
Stock-Based Compensation (Marketing - FTE)	1	135	(99)%
Stock-Based Compensation (Marketing - Agents)	5,519	2,194	152%
Revenue Share	14,975	4,454	236%
Other Marketing and Advertising Cost	1,701	698	144%
Research and Development Expenses	4,867	3,979	22%
Salaries and Benefits	2,012	840	140%
Stock-Based Compensation (Research & Development)	212	1,545	(86)%
Other Research and Development	2,643	1,594	66%
Total Cost of Sales and Operating Expenses	401,502	132,947	202%

We believe that growth can and should be balanced with profits and therefore plan and monitor spend responsibly to ensure we decrease our losses and work towards being EBITDA positive. Our loss as a percentage of total revenue was 5% for the year ended December 31, 2022 and 10% for the year ended December 31, 2021. More detailed explanations for movements in expenses represented above can be found in the paragraphs below.

12

THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	For the Year Ended
	December 31, 2022	December 31, 2021
Revenues	381,756	121,681
Commissions and other agent-related costs	349,806	110,587
Cost of Sales as a Percentage of Revenues	91.6%	90.9%

The total cost of sales for the year ended December 31, 2022, was $349.8 million in comparison to $110.6 million for the year ended December 31, 2021. We typically pay our agents 85% of the gross commission earned on every real estate transaction with 15% of said commissions being paid to the Company. Agents pay the Company 15% of commissions until the commission paid to the Company totals $12,000, which is defined as the agent “cap” amount (the “Cap”). Each agent Cap cycle resets on an annual basis on an agent’s anniversary date. As the total revenue increases, the total commission to agents’ expense increases respectively. Our margins are affected by the increase in the number of agents who achieve their Cap, the increase in volume and increases in home prices, resulting in a downward pressure as we continue to attract high producing agents. We expect to offset this pressure and increase margins through the growth of title services offered by Real Title and mortgage services offered by LemonBrew Lending, and by adding additional ancillary services that will be integrated into a consumer-facing platform.

Our salaries and benefits expenses for the year ended December 31, 2022 was $14.2 million in comparison to $4.9 million for the year ended December 31, 2021. The increase in salaries and benefits expenses were mainly due to an increase in number of full-time employees from 62 on December 31, 2021 to 118 on December 31, 2022. The increase is attributable to Real’s commitment to serve its agents and to the growth with excellence and expansion of the Company. These investments in key management and employee personnel allow us to offer best-in-class service to our agents. As the Company continues in this period of growth, it is necessary to scale operations in order to support that growth. Increases in headcount, as well as the investments Real is making in its technology infrastructure, allow us to scale at an accelerated pace and serve as key contributors to our growth. With revenue growth at 214% in comparison to the year prior, we believe we have proven our ability to do so in a highly efficient manner and with minimal impact on our operational costs. Real’s full-time employee (“FTEs”) to Agent ratio as of December 31, 2022 is 1:69 compared to 1:62 as of December 31, 2021.

Our stock-based compensation expense for the year ended December 31, 2022 was $8.5 million in comparison to $5.2 million for the year ended December 31, 2021. The increase in stock-based compensation expense is primarily due to an increase in agent base resulting in higher number of awards granted as part of our agent incentive program. For the year ended December 31, 2022 and December 31, 2021, we reclassified agent related stock compensation expense from Options and RSUs to marketing expenses. For the year ended December 31, 2022 and December 31, 2021, stock-based compensation expense related to FTEs within marketing and research and development are included in the marketing and research and development expense categories.

The following table is presented in thousands:

	For the Year Ended
	December 31, 2022			December 31, 2021
	Options Expense	RSU Expense	Total	Options Expense	RSU Expense	Total
Marketing Expenses – Agent Stock-Based Compensation	1,215	4,304	5,519	1,188	1,006	2,194
Marketing Expenses – FTE Stock-Based Compensation	-	1	1	135	-	135
Research and Development – FTE Stock-Based Compensation	111	101	212	1,545	-	1,545
General and Administrative – FTE Stock-Based Compensation	1,702	1,076	2,778	1,316	17	1,333
Total Stock-Based Compensation Expense	3,028	5,482	8,510	4,184	1,023	5,207

Our consultancy expenses for the year ended December 31, 2022 were $5.9 million in comparison to $3.4 million for the year ended December 31, 2021. The increase in consultancy expenses was largely due to an increase in legal and professional fees associated with the Expetitle Transaction and the LemonBrew Transaction and an increase in our broker and recruiter consulting fees as a result of our expanding geographic footprint.

13

THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Our marketing expenses for the year ended December 31, 2022 were $22.7 million compared to $7.8 million for the year ended December 31, 2021, primarily due to our efforts to attract agents. This increase is primarily comprised of $15.0 million in revenue share paid to agents as part of our revenue share model and agent related stock-based compensation expense of $5.5 million. Agents earn revenue share for new agents that they personally refer to Real and are eligible for the equity incentive program based on certain attracting and performance criteria. Real works to limit its marketing expenses paid using traditional marketing channels and focuses primarily on marketing through its agents as the main cost of acquisition. Therefore, as agent counts increase so does our expense related to the revenue share and equity incentive programs.

Our research and development expenses for the year ended December 31, 2022 were $4.9 million compared to $4.0 million for the year ended December 31, 2021. The minimal increase is primarily due to the capitalization of costs associated with developing our internal-use cloud-based residential real-estate transaction system. These costs are primarily related to costs incurred in relation to internally created software during the application development stage including costs for upgrades and enhancements that result in additional functionality.

Financial Instruments

Financial assets and financial liabilities are recognized on the Company’s consolidated statements of financial position when Real becomes party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Classification and subsequent measurement

Financial assets – Policy

On initial recognition, a financial asset is classified as measured at: fair value; Fair Value through Other Comprehensive Income (FVOCI) – debt investment; FVOCI – equity investment; or Fair Value through profit and loss (FVTPL).

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions as is not designated as FVTPL:

–	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

–	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as FVTPL:

–	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

–	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

14

THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets – Business model assessment

The Company assesses the objective of the business model in which a financial asset is held at a portfolio level, because this best reflects the way the business is managed, and information is provided to management. The information considered includes:

–	the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows;

–	how the performance of the portfolio is evaluated and reported to the Company’s management;

–	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

–	how managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

–	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and the expectations of future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales, consistent with the Company’s continuing recognition of the assets.

Financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

Financial assets – Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.
Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses recognized in OCI and are never reclassified to profit or loss.

15

THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Financial liabilities – Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and their net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

Derecognition

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows or the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

Offsetting

Financial assets and financial liabilities are offset and the net amount presented on the consolidated statements of financial position, only when the Company has a legally enforceable right to offset the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

16

THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

A breakdown of financial instruments (in thousands) for the year ended December 31, 2022 is included below:

	For the Year Ended December 31, 2022
	Financial Assets	Carrying Amount			Fair Value
	Not Measured at FV	Other Financial Liabilities	Total	Level 1	Level 2	Total
Financial Assets Measured at Fair Value (FV)
Investments in Financial Assets	-	-	-	7,892	-	7,892
Total Financial Assets Measured at Fair Value (FV)	-	-	-	7,892	-	7,892
Financial Liabilities Measured at Fair Value (FV)
Warrants	-	-	-	-	242	242
Total Financial Liabilities Measured at Fair Value (FV)	-	-	-	-	242	242
Financial Assets Not Measured at Fair Value (FV)
Cash and Cash Equivalents	10,846	-	10,846	-	-	-
Restricted Cash	7,481	-	7,481	-	-	-
Trade Receivables	1,547	-	1,547	-	-	-
Other Receivables	74	-	74	-	-	-
Total Financial Assets Not Measured at Fair Value (FV)	19,948	-	19,948	-	-	-
Financial Liabilities Not Measured at Fair Value (FV)
Accounts Payable	-	474	474	-	-	-
Accrued Liabilities	-	11,866	11,866	-	-	-
Customer Deposits	-	7,481	7,481	-	-	-
Other Payables	-	1,188	1,188	-	-	-
Total Financial Liabilities Not Measured at Fair Value (FV)	-	21,009	21,009	-	-	-

17

THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

SUMMARY OF QUARTERLY INFORMATION

The following table provides selected quarterly financial information (in thousands, except per share data) for the eight most recently completed financial quarters ended December 31, 2022. This information reflects all adjustments of a recurring nature that are, in the opinion of management, necessary to present a fair statement of the results of operations for the periods presented. Quarter-to-quarter comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. The general increase in revenue and expense quarter over quarter is due to growth and expansion of the Company.

	2022				2021
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	96,118	111,633	112,356	61,649	50,479	38,798	23,095	9,309
Cost of Sales	87,898	103,057	103,064	55,787	46,371	35,477	20,667	8,072
Gross Profit	8,220	8,576	9,292	5,862	4,108	3,321	2,428	1,237
Administrative Expenses	7,121	5,544	6,116	5,374	3,378	2,043	2,847	2,305
Marketing Expenses	7,061	6,197	5,700	3,716	3,790	2,154	1,214	650
Research and Development Expenses	1,002	1,146	1,680	1,039	682	145	1,157	1,995
Other Income (Loss)	(62)	(231)	(257)	(179)	(249)	-	-	-
Operating Income (Loss)	(6,902)	(4,080)	(3,947)	(4,088)	(3,493)	(1,021)	(2,790)	(3,713)
Listing Expenses	16	135	-	-	-	-	-	-
Finance Expenses, net	(159)	954	208	164	352	44	201	65
Income (Loss) Before Tax	(6,759)	(5,169)	(4,155)	(4,252)	(3,845)	(1,065)	(2,991)	(3,778)
Non-controlling interest	(50)	(78)	(53)	(61)	-	-	-	-
Income (Loss) Attributable to the Owners of the Parent	(6,809)	(5,247)	(4,208)	(4,313)	(3,845)	(1,065)	(2,991)	(3,778)
Other Comprehensive Incomes (loss):
Unrealized Gains (Losses) on Available for Sale Investment Portfolio	128	(142)	(116)	(277)	(352)	-	-	-
Foreign Currency Translation Adjustment	(58)	(51)	190	204	4	(1)	(43)	45
Comprehensive Income (Loss)	(6,739)	(5,440)	(4,134)	(4,386)	(4,193)	(1,064)	(2,948)	(3,823)
Non-Operating Expenses:
Finance Costs	(237)	1,174	377	502	699	43	158	110
Depreciation	108	87	135	3	83	44	44	42
Stock-Based Compensation	3,222	2,057	1,446	1,785	494	(80)	2,045	2,748
Listing Expenses	16	135	-	-	(99)	310	145	-
Restructuring Expense	160	62	-	-	54	3	60	-
Other Expenses	456	25	155	126	-	-	-	-
Adjusted EBITDA	(3,014)	(1,900)	(2,021)	(1,970)	(2,962)	(744)	(496)	(923)
Earnings per Share
Basic and Diluted Loss per Share	(0.038)	(0.029)	(0.023)	(0.025)	(0.021)	(0.006)	(0.053)	(0.038)

18

THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

LIQUIDITY AND CAPITAL RESOURCES

The Company has a capital structure comprised of Common Shares, contributed capital, retained deficit, and accumulated other comprehensive loss. Our primary sources of liquidity are cash and cash flows from operations as well as cash raised from investors in exchange for issuance of Common Shares. The Company expects to meet all of its obligations and other commitments as they become due. The Company has various financing sources to fund operations and will continue to fund working capital needs through these sources along with cash flows generated from operating activities.

Balance Sheet overview (in thousands)

	December 31, 2022	December 31, 2021
ASSETS
Current Assets	28,369	38,665
Non-Current Assets	15,393	1,332
TOTAL ASSETS	43,762	39,997

LIABILITIES
Current Liabilities	21,105	12,314
Non-Current Liabilities	242	679
TOTAL LIABILITIES	21,347	12,993
TOTAL EQUITY	22,415	27,004
TOTAL LIABILITIES AND EQUITY	43,762	39,997

For the year ended December 31, 2022, cash and investments totaled $26.2 million, compared to $37.9 million at December 31, 2021. Cash is comprised of cash held in our banking and investment accounts.

For the year ended December 31, 2022, financing activities used cash of $7.8 million. Cash flow used in financing activities primarily related to the repurchases of the Common Shares for satisfying RSU obligations pursuant to the NCIB totaling $8.1 million. Cash flows from investing activities used cash of $9 million mainly due to the Expetitle Transaction ($7.4 million). Cash flows generated in operations was $6.0 million in comparison to $1.7 million for the year ended December 31, 2021.

We believe that our existing balances of cash and cash flows expected to be generated from our operations will be sufficient to satisfy our immediate and ongoing operating requirements.

Our future capital requirements will depend on many factors, including our level of investment in technology, our rate of growth into new markets, and potential mergers and acquisitions. Our capital requirements may be affected by factors that we cannot control such as the residential real estate market, interest rates, and other monetary and fiscal policy changes to the manner in which we currently operate. To support and achieve our future growth plans, however, we may need or seek to obtain additional funding through equity or debt financing.

19

THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

The following table presents liquidity (in thousands):

	For the Year Ended
	December 31, 2022	December 31, 2021
Cash and Cash Equivalents	10,846	25,818
Other Receivables	74	23
Investment in Financial Assets[iii]	7,892	8,811
Total Capital [i],[ii]	18,812	34,652

[i] – Total Capital is not a standard financial measure under GAAP and may not be comparable to similar measures reported by other entities.

[ii] – Represents a non-GAAP measure. Real’s method for calculating non-GAAP measures may differ from other reporting issuers’ methods and accordingly may not be comparable.

[iii] – Investment securities are presented in the table below.

The following table presents Investments in Available for Sale Securities at Fair Value (in thousands):

Description	Estimated Fair Value December 31, 2021	Deposits / (Withdrawals)	Dividends, Interest & Income	Gross Unrealized Gains / (Losses)	Estimated Fair Value December 31, 2022
U.S. Government Bonds	5,033	528	91	(172)	5,480
Municipal Bonds	2,900	(1,220)	34	(197)	1,517
Bond Mutual Funds	878	-	-	(38)	840
Investment Certificate	-	55	-	-	55
Cash Equivalents and Short Term Investments	8,811	(637)	125	(407)	7,892

The Company holds no debt obligations.

Contractual obligations

As of December 31, 2022, the Company had no guarantees, leases or off-balance sheet arrangements other than those noted in our consolidated financial statement. We have a lease for our New York office that expires on June 30, 2023. The monthly rent expense per the lease for the period ended December 31, 2022 is $7 thousand per month. Additionally, the Company acquired leases related to offices in North Carolina and New Jersey (ending on September 30, 2023) as part of the LemonBrew Transaction. The associated leases were transferred to the Company on December 9, 2022. The following is a schedule of Company’s future lease payments under lease obligations (in thousands):

	For the Year Ended
	December 31, 2022	December 31, 2021
Maturity analysis – contractual undiscounted cash flows
Less than one year	96	94
One year to five years	-	41
More than five years	-	-
Total undiscounted lease liabilities	96	135
Lease liabilities included in the balance sheet	96	131
Current	96	91
Non-current	-	40

20

THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Capital management framework

Real defines capital as its equity. It is comprised of, Common Shares, contributed capital, retained deficit and accumulated other comprehensive loss. The Company’s capital management framework is designed to maintain a level of capital that funds the operations and business strategies and builds long-term shareholder value.

The Company’s objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks The Company sets the amount of capital in proportion to the risk and adjusts considering changes in economic conditions and the characteristic risk of underlying assets. To maintain or adjust the capital structure, the Company may repurchase shares, return capital to shareholders, issue new shares or sell assets to reduce debt.

Real’s objective is met by retaining adequate liquidity to provide the possibility that cash flows from its assets will not be sufficient to meet operational, investing and financing requirements. There have been no changes to the Company’s capital management policies during the periods ended December 31, 2022 and 2021.

INVESTMENT IN AVAILABLE FOR SALE SECURITIES AT FAIR VALUE

The Company invested surplus funds from the financing activities with Insight Partners into a managed investment portfolio. Securities are purchased on behalf of the Company and are actively managed through multiple investment accounts. The Company follows a conservative investment approach with limited risk for investment activities and has allocated the funds in Level 1 assets to reduce market risk exposure.

The Company’s investment securities portfolio consists primarily of cash investments, debt securities issued by U.S government agencies, local municipalities, and certain corporate entities. For the year ended December 31, 2022, the total investment in securities available for sale at fair value was $7.9 million and is more fully disclosed in Note 15 of the Financial Statements, Investment Securities Available for Sale Securities at Fair Value, of the Financial Statements.

21

THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

OTHER METRICS

Year-over-year quarterly revenue growth (in thousands)

	2022				2021
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue
Commissions	94,490	110,259	110,999	60,506	50,158	38,613	22,927	9,259
Commissions – YoY QTR	88%	186%	384%	553%	612%	886%	779%	217%
Title Revenue	477	484	506	402	-	-	-	-
Title Revenue – YoY QTR	-%	-%	-%	-%	-%	-%	-%	-%
Mortgage Income	19	-	-	-	-	-	-	-
Mortgage Income – YoY QTR	-%	-%	-%	-%	-%	-%	-%	-%
Fee Income / Other Revenue	1,132	890	851	741	321	185	168	50
Fee Income / Other Revenue – YoY QTR	253%	381%	407%	1,382%	613%	671%	282%	163%
Total Revenue	96,118	111,633	112,356	61,649	50,479	38,798	23,095	9,309
Total Revenue – YoY QTR	90%	188%	386%	562%	612%	885%	790%	217%

22

THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

SIGNIFICANT ACCOUNTING POLICIES AND OTHER EXPLANATORY INFORMATION

The preparation of the Financial Statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures as of the date of the Financial Statements. Actual results may differ from estimates under different assumptions and conditions.

Significant judgments include measure of share-based payment arrangements. Our significant judgments have been reviewed and approved by the Audit Committee for completeness of disclosure on what management believes would be relevant and useful to investors in interpreting the amounts and disclosures in the Financial Statements.

ACCOUNTING POLICY DEVELOPMENT

New and amended IFRS Accounting Standards that are effective for the current year

In the current year, the Company has applied a number of amendments to IFRS Accounting Standards issued by the International Accounting Standards Board (IASB) that are mandatorily effective for an accounting period that begins on or after 1 January 2022. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements. Amendments to IFRS 3 Reference to the Conceptual Framework The Company has adopted the amendments to IFRS 3 Business Combinations for the first time in the current year. The amendments update IFRS 3 so that it refers to the 2018 Conceptual Framework instead of the 1989 Framework. They also add to IFRS 3 a requirement that, for obligations within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets, an acquirer applies IAS 37 to determine whether at the acquisition date a present obligation exists as a result of past events. For a levy that would be within the scope of IFRIC 21 Levies, the acquirer applies IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date.

Amendments to IAS 16 Property, Plant and Equipment-Proceeds before Intended Use

The Company has adopted the amendments to IAS 16 Property, Plant and Equipment for the first time in the current year. The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use, i.e. proceeds while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Consequently, an entity recognizes such sales proceeds and related costs in profit or loss. The entity measures the cost of those items in accordance with IAS 2 Inventories.

The amendments also clarify the meaning of ‘testing whether an asset is functioning properly’. IAS 16 now specifies this as assessing whether the technical and physical performance of the asset is such that it is capable of being used in the production or supply of goods or services, for rental to others, or for administrative purposes. If not presented separately in the statement of comprehensive income, the financial statements shall disclose the amounts of proceeds and cost included in profit or loss that relate to items produced that are not an output of the entity’s ordinary activities, and which line item(s) in the statement of comprehensive income include(s) such proceeds and cost.

Standards, interpretations, and amendments to standards not yet effective and not yet applied

Amendments to IAS 1 Presentation of Financial Statements—Classification of Liabilities as Current or Non-current

The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items.

The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

23

THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

The amendments are applied retrospectively for annual periods beginning on or after January 1, 2024, with early application permitted. At the date of authorization of these financial statements, the Company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective.

In February 2021, the International Accounting Standards Board issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, IFRS Practice Statement 2, Making Materiality Judgements and IAS 8, Accounting Polices, Changes in Accounting Estimates and Errors. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. The amendments will require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarifies how to distinguish changes in accounting policies from changes in accounting estimates. We are currently assessing the impacts of the amended standards, but do not expect that our financial disclosure will be materially affected by the application of the amendments.

In May 2021, the International Accounting Standards Board issued targeted amendments to IAS 12, Income Taxes. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. With a view to reducing diversity in reporting, the amendments will clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as with leases and asset retirement (decommissioning) obligations. Based upon our current facts and circumstances, we do not expect our financial performance or disclosure to be materially affected by the application of the amended standard.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure controls and procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed controls to provide reasonable assurance that: (i) material information relating to the Company is made known to management by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual and interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time frame specified in the securities legislation.

Based on the evaluations, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were adequate and effective as of December 31, 2022.

Internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (the Exchange Act)). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our CEO and CFO, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the criteria described in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of its evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Inherent limitations

It should be noted that in a control system, no matter how well conceived and operated, provide only reasonable, not absolute, assurance that the objectives of the control system are met. Given the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, including instances of fraud, if any, have been detected. These inherent limitations include, among other items: (i) that management’s assumptions and judgments could ultimately prove to be incorrect under varying conditions and circumstances; (ii) the impact of any undetected errors; and (iii) controls may be circumvented by unauthorized acts of individuals, by collusion of two or more people, or by management override.

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THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Changes in Internal Control over Financial Reporting

There were no changes in Internal Control over Financial Reporting during the year ended December 31, 2022 that have materially affected or are reasonably likely to materially affect the adequacy and effectiveness of the Company’s Internal Control over Financial Reporting.

Related party transactions

The Company’s key management personnel are comprised of the CEO, the CFO, the COO, the CTO, the CMO, and other members of the executive team. The remuneration of key management personnel and directors of the Company who are part of related parties is set out below (in thousands):

	For the Year Ended
	December 31, 2022	December 31, 2021
Salaries and Benefits	2,435	1,476
Stock-Based Compensation	2,164	2,412
Consultancy	-	270
Compensation Expenses for Related Parties	4,599	4,158

RISKS AND UNCERTAINTIES

There are a number of risk factors that could cause future results to differ materially from those described herein. The risks and uncertainties described herein are not the only ones the Company faces. Additional risks and uncertainties, including those that the Company does not know about as of the date of this MD&A, or that it currently deems immaterial, may also adversely affect the Company’s business. If any of the following risks occur, the Company’s business may be harmed, and its financial condition and the results of operation may suffer significantly.

Limited operating history

Our limited operating history makes it difficult for potential investors to evaluate our business or prospective operations. As a young company, we are subject to all the risks inherent in a developing organization, financing, expenditures, complications and delays inherent in a new business. Investors should evaluate an investment in us in light of the uncertainties encountered by developing companies in a competitive and evolving environment. Our business is dependent upon the implementation of our business plan. We may not be successful in implementing such plan and cannot guarantee that, if implemented, we will ultimately be able to attain profitability.

Managing Agent Growth

Real may not be able to scale its business quickly enough to meet the growing needs of its affiliated real estate professionals and if Real is not able to grow efficiently, its operating results could be harmed. As Real adds new real estate professionals, Real will need to devote additional financial and human resources to improving its internal systems, integrating with third-party systems, and maintaining infrastructure performance. In addition, Real will need to appropriately scale its internal business systems and our services organization, including support of our affiliated real estate professionals as its demographics expand over time. Any failure of or delay in these efforts could cause impaired system performance and reduced real estate professional satisfaction.

These issues could reduce the attractiveness of Real to existing real estate professionals who might leave Real and result in decreased attraction of new real estate professionals and reduced revenue and financial results.

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THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Additional financing

From time to time, Real may need additional financing to operate or grow its business. Real’s ability to obtain additional financing, if and when required, will depend on investor and lender willingness, its operating performance, the condition of the capital markets and other facts, and Real cannot assure anyone that additional financing will be available to it on favorable terms when required, or at all. If Real raises additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of its Common Shares, and its existing shareholders may experience dilution. If Real is unable to obtain adequate financing or financing on terms satisfactory to it when it requires it, its ability to continue to support the operation or growth of its business could be significantly impaired and its operating results may be harmed.

Reliance on United States real estate market

Real’s financial performance is closely tied to the strength of the residential real estate market in the United States, which is cyclical in nature and typically is affected by changes in conditions that are beyond Real’s control. Macroeconomic conditions that could adversely impact the growth of the real estate market and have a material adverse effect on our business include, but are not limited to, economic slowdown or recession, increased unemployment, increased energy costs, reductions in the availability of credit or higher interest rates, increased costs of obtaining mortgages, an increase in foreclosure activity, inflation, disruptions in capital markets, declines in the stock market, adverse tax policies or changes in other regulations, lower consumer confidence, lower wage and salary levels, or the public perception that any of these events may occur. Unfavorable general economic conditions in the United States or other markets Real enters and operates within could negatively affect the affordability of, and consumer demand for, our services which could have a material adverse effect on our business and profitability. In addition, federal and state governments, agencies, and government-sponsored entities could take actions that result in unforeseen consequences to the real estate market or that otherwise could negatively impact Real’s business.

Regulation of United States real estate market

Real operates in the real estate industry which is a heavily regulated industry subject to complex, federal, state, provincial and local laws and regulations and third-party organizations’ regulations, policies and bylaws. Generally, the laws, rules and regulations that apply to Real’s business practices include, without limitation, the Real Estate Settlement Procedures Act (“RESPA”), the Fair Housing Act, the Dodd-Frank Act, and federal advertising and other laws, as well as comparable state statutes; rules of trade organizations such as the National Association of Realtors, local Multiple Listing Services, and state and local Associations of Realtors, licensing requirements and related obligations that could arise from our business practices relating to the provision of services other than real estate brokerage services; privacy regulations relating to our use of personal information collected from the registered users of our websites; laws relating to the use and publication of information through the Internet; and state real estate brokerage licensing requirements, as well as statutory due diligence, disclosure, record keeping and standard-of-care obligations relating to these licenses.

Additionally, the Dodd-Frank Act contains the Mortgage Reform and Anti-Predatory Lending Act (the “Mortgage Act”), which imposes a number of additional requirements on lenders and servicers of residential mortgage loans, by amending certain existing provisions and adding new sections to RESPA and other federal laws.

It also broadly prohibits unfair, deceptive or abusive acts or practices, and knowingly or recklessly providing substantial assistance to a covered person in violation of that prohibition. The penalties for noncompliance with these laws are also significantly increased by the Mortgage Act, which could lead to an increase in lawsuits against mortgage lenders and servicers.

Maintaining legal compliance is challenging and increases business costs due to resources required to continually monitor business practices for compliance with applicable laws, rules and regulations, and to monitor changes in the applicable laws themselves.

Real may not become aware of all the laws, rules and regulations that govern its business, or be able to comply with all of them, given the rate of regulatory changes, ambiguities in regulations, contradictions in regulations between jurisdictions, and the difficulties in achieving both company-wide and region-specific knowledge and compliance.

Success of the platform

Our business strategy is dependent on our ability to develop platforms and features to attract new businesses and users, while retaining existing ones. Staffing changes, changes in user behavior, changes in agent growth rate or development of competing platforms may cause users to switch to alternative platforms or decrease their use of our platform. There is no guarantee that agents will use these features and we may fail to generate revenue. Additionally, any of the following events may cause decreased use of our platform:

●	emergence of competing platforms and applications with novel technologies;
●	inability to convince potential agents to join our platform;
●	technical issues or delays in releasing, updating or integrating certain platforms or in the cross-compatibility of multiple platforms;
●	security breaches with respect to our data;
●	a rise in safety or privacy concerns; and
●	an increase in the level of spam or undesired content on the network.

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THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Management team

We are highly dependent on our management team, specifically our CEO. If we lose key employees, our business may suffer. Furthermore, our future success will also depend in part on the continued service of our key management personnel and our ability to identify, hire, and retain additional personnel. We do not carry “key-man” life insurance on the lives of our executive officers, employees, or advisors. We experience intense competition for qualified personnel and may be unable to attract and retain the personnel necessary for the development of our business. Because of this competition, our compensation costs may increase significantly.

Monetization of platform

There is no guarantee that our efforts to monetize the Real platform will be successful. Furthermore, our competitors may introduce more advanced technologies that deliver a greater value proposition to realtors in the future. These factors individually or collectively may preclude us from effectively monetizing our business which would have a material adverse effect on our financial condition and results of operation.

Seasonality of operations

Seasons and weather traditionally impact the real estate industry in the jurisdictions where Real operates. Continuous poor weather or natural disasters negatively impact listings and sales. Spring and summer seasons historically reflect greater sales periods in comparison to fall and winter seasons. Real has historically experienced lower revenues during the fall and winter seasons, as well as during periods of unseasonable weather, which reduces Real’s operating income, net income, operating margins and cash flow.

Real estate listings precede sales, and a period of poor listings activity will negatively impact revenue. Past performance in similar seasons or during similar weather events can provide no assurance of future or current performance, and macroeconomic shifts in the markets Real serves can conceal the impact of poor weather or seasonality.

Agent engagement

Our business model involves attracting real estate agents to our platform. There is no guarantee that growth strategies will bring new agents to our network. Changes in relationships with our partners, contractors, and businesses we retain to grow our network may result in significant increases in the cost to acquire new agents. In addition, new agents may fail to engage with our network to the same extent current agents are engaging with our network resulting in decreased use of our network.

Decreases in the size of our agent base and/or decreased engagement on our network may impair our ability to generate revenue.

Managing growth of operations

Successful implementation of our business strategy requires us to manage our growth. Growth could place an increasing strain on our management and financial resources. To manage growth effectively, we need to continuously: (i) evaluate definitive business strategies, goals and objectives; (ii) maintain a system of management controls; and (iii) attract and retain qualified personnel, as well as develop, train and manage management-level and other employees. If we fail to manage our growth effectively, our business, financial condition or operating results could be materially harmed.

Competition

We compete with both start-up and established technology companies and brokerages. Our competitors may have substantially greater financial, marketing, and other resources than we do and may have been in business longer than we have or have greater name recognition and be better established in the technological or real estate markets than we are. If we are unable to compete successfully with other businesses in our existing market, we may not achieve our projected revenue and/or user targets which may have a material adverse effect on our financial condition.

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THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Volatility

The market price of our Common Shares could fluctuate significantly in response to various factors and events, including, but not limited to: our ability to execute our business plan; operating results below expectations; announcements regarding regulatory developments with respect to the real estate industry; our issuance of additional securities, including debt or equity or a combination thereof, necessary to fund our operating expenses; announcements of technological innovations or new products by us or our competitors; and period-to-period fluctuations in our financial results. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Common Shares.

An investment in our securities is speculative and involves a high degree of risk. Potential investors should be aware that the value of an investment in the Company may go down as well as up. In addition, there can be no certainty that the market value of an investment in the Company will fully reflect its underlying value. Investors could lose their entire investment. Because we can issue additional Common Shares, purchasers of our Common Shares may incur immediate dilution and experience further dilution.

As of the date of this MD&A, we are authorized to issue an unlimited number of Common Shares. Our board of directors (the “Board”) has the authority to cause us to issue additional Common Shares without consent of any of shareholders. Consequently, our shareholders may experience further dilution in their ownership of our stock in the future, which could have an adverse effect on the trading market for our Common Shares.

Furthermore, our articles give the Board the right to create one or more new classes or series of shares. As a result, the Board may, without shareholder approval, issue shares of a new class or series with voting, dividend, conversion, liquidation, or other rights that could adversely affect the voting power and equity interests of the holders of our Common Shares, as well as the price of our Common Shares.

Cyber security threats

A cyber incident is an intentional or unintentional event that could threatens the integrity, confidentiality or availability of the Company’s information resources. These events include, but are not limited to, unauthorized access to information systems, a disruption to our information systems, or loss of confidential information. Real’s primary risks that could result directly from the occurrence of a cyber incident include operational interruption, damage to our public image and reputation, and/or potentially impact the relationships with our customers.

We have implemented processes, procedures, and controls to mitigate these risks, including, but not limited to, firewalls and antivirus programs and training and awareness programs on the risks of cyber incidents. These procedures and controls do not guarantee that the financial results may not be negatively impacted by such an incident.

COVID-19 impact

The COVID-19 pandemic (including variants), which began in early 2020, had a had significant impact on the global economy and the financial markets. This unprecedented situation has created considerable risks and uncertainties for the U.S. real estate services industry by disrupting supply chain channels leading to lower housing inventory and making the existing home prices rise significantly.

For the year ended December 31, 2022, the effects of the COVID-19 pandemic on business worldwide lessened. While we did not see adverse impacts of the COVID-19 pandemic on our financial results for the year ended December 31, 2022, the extent of the future impact of the ongoing COVID-19 pandemic on our financial results will depend largely on future developments, including the emergence of new variants of the COVID-19 virus, the severity and transmission rates of the new variants, the duration and extent of the spread of the virus, the timing, availability and effectiveness of vaccines and vaccination rates, and the prevalence of local, regional and national restrictions and regulatory orders in response to the ongoing COVID-19 pandemic, all of which are highly uncertain and difficult to predict.

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THE REAL BROKERAGE, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

OUTSTANDING SHARE DATA

As of March 16, 2023, the Company had 179 million Common Shares issued and outstanding.

In addition, as of March 16, 2023, there are 21 million Options issued and outstanding with exercise prices ranging from $0.03 to $3.40 per share and expiry dates ranging from January 2025 to November 2032. Each Option is exercisable for one Common Share. As of March 16, 2023, a total of 19.8 million RSUs are issued and outstanding. Once vested, a total of 19.8 million Common Shares will be issuable pursuant to the outstanding RSUs.

RECENT DEVELOPMENTS

On January 24, 2023, Real announced a new Co-Sponsored Revenue Share program, which launched on February 1, 2023 throughout the U.S and Canada. The program is designed to break down silos and encourage collaboration as the Company continues its rapid expansion. Previously, an agent joining Real was able to name only one sponsor, an existing Real agent who would receive a portion of the brokerage’s share of the agent’s commission split on the completion of a real estate transaction. Under the new program, an agent can be sponsored by up to two agents, with each agent sharing equally in a portion of Real’s split of the commission. Real believes this program is the first of its kind in the industry. In connection with this program, Real also implemented a variety of changes to the agent incentive model to reflect the significant rise in the overall price levels since 2021. These changes include:

●	a new $30 per transaction broker review, E&O insurance, and processing fee;
●	a new $175 annual fee to participate in our revenue sharing program, and a 1.2% fee on all revenue share payments;
●	an increase of $100 to the joining fee, to $249;
●	an increase of $60 to the post-Capping transaction fee, to $285;
●	an increase of $29 to the transaction fee for Elite agents, to $129;
●	an increase of $250 to the annual brokerage fee, to $750.

All changes were implemented on February 1, 2023 for new U.S. agents and will go into effect on April 1, 2023 for all U.S. agents.

ADDITIONAL INFORMATION

These documents, as well as additional information regarding Real, have been filed electronically on Real’s website at www.onereal.com and under the Company’s profile at www.sedar.com

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